

November 19, 2009

Mr. Richard M. Whiting
Chief Executive Officer and Director
Patriot Coal Corporation
12312 Olive Boulevard, Suite 400
St. Louis, MO 63141

>   **Re: Patriot Coal Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2009**
>   **Filed November 6, 2009**
>   **Response letter dated September 9, 2009**
>   **File No. 1-33466**

Dear Mr. Whiting:

        We have reviewed your filing and response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year ended December 31, 2008 compared to the year ended December 31, 2007, page 54

1.   We note your response to prior comment number three from our letter dated August 31, 2009. Instruction 4 to Item 303(a) of Regulation S-K indicates that, where the consolidated financial statements reveal material changes from year to year in one or more line items, the causes for the changes shall be described to the extent necessary to an understanding of the registrant's businesses as a whole. Currently, your MD&A does not include a discreet discussion of the line item "Operating costs and expenses" from your consolidated statements of operations. To improve investor understanding of your results of operations, modify your MD&A to provide a separate, discreet discussion of this line item. Alternatively, expand your existing presentation to clearly explain how it addresses this line

item. In either event, ensure your discussion clearly identifies the causes of all material changes from year to year in your financial statement line items.

2. Currently, the discussion regarding items impacting your results of operations under the section "Segment Adjusted EBITDA" identifies various factors that impacted your reported results. However, the discussion does not quantify or otherwise address the relative importance of the identified factors. Where two or more factors contribute to a material year-to-year change in reported financial statement line items, expand your disclosure to quantify the contribution of each factor. See FRR 501.04.

Notes to Consolidated Financial Statements

Note 21 Segment Information, page F-42

3. We note your response to prior comment six. Please provide an example set of information regularly reviewed by your CODM to make resource allocation decisions and to assess performance.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Doug Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director